UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March, 2019

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

ULTRAPAR HOLDINGS INC.

ITEM

1.	Market Announcement

ULTRAPAR PARTICIPAÇÕES S.A. Publicly Listed Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MARKET ANNOUNCEMENT

São Paulo, March 22, 2019 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar” or “Company”) hereby informs that the consortiums Nordeste and Navegantes won the bids for the areas AI/01, AE/10 and AE/11 located at the port of Cabedelo, in the state of Paraíba, and VIX-30 at the port of Vitória, in the state of Espírito Santo, respectively. Ipiranga Produtos de Petróleo S.A. (“Ipiranga”), subsidiary of Ultrapar, holds one third of the total participation in these consortiums. These areas will be designated for handling, storage and distribution of fuels.

The concessions’ auctions were concluded today after the bidding process held by the National Agency for Waterway Transportation – ANTAQ, at B3 headquarters in São Paulo. The minimum storage capacity for consortium Nordeste will be 64.0 thousand m³ and initial operations are expected for 2020, while the minimum storage capacity for the consortium Navegantes will be 65.7 thousand m³, with initial operation expected for 2022.

Such areas will be operated by the consortiums for 25 years, according to the auction notice, a term that can be successively extended up to 70 years at the grantor’s power discretion.

The estimated investments regarding Ipiranga’s stake in both consortiums sums up to R$ 160 million, approximately, to be disbursed throughout the next five years, including the auction grants and the minimum investment required for these areas.

This is a strategic move for Ipiranga, which improves logistics efficiency of fuels distribution through its own storage capacity and contributes to better quality services in the respective regions.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2019

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Market Announcement)